767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

VIA EDGAR TRANSMISSION	November 13, 2023

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Energy & Transportation
100 F Street NE
Washington, D.C. 20549

Attention:	Anuja A. Majmudar
Irene Barberena-Meissner
Mark Wojciechowski
Gus Rodriguez

Re:	AltC Acquisition Corp.
Registration Statement on Form S-4
Filed September 27, 2023
File No. 333-274722

Ladies and Gentlemen:

On behalf of our client, AltC Acquisition Corp. (“AltC” or the “Company”), we are responding to the comment letter (“Comment Letter”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated October 25, 2023, relating to the Registration Statement on Form S-4 (File No. 333-274722) filed with the Commission on September 27, 2023, by AltC (together with the exhibits and annexes thereto, the “Registration Statement”). In connection with these responses, AltC is filing, electronically via EDGAR to the Commission, Amendment No. 1 to the Registration Statement (“Amendment No. 1”) on the date of this response letter. In addition to addressing the comments raised by the Staff in the Comment Letter, AltC has revised the Registration Statement to update certain other disclosures.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the response to such comment. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amendment No. 1. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amendment No. 1.

Form S-4 filed September 27, 2023

Questions and Answers About the Business Combination

Q. What will happen in the business combination?, page 15

Securities and Exchange Commission November 13, 2023 Page 2

1.	Comment: We note you anticipate reserving for issuance up to 7,410,249 shares of Post-Closing Company Class A common stock in respect of the Oklo options assumed pursuant to the terms of the Merger Agreement. Please clarify that these shares are not included in the 92,832,673 shares that are being registered pursuant to this registration statement on Form S-4 and tell us whether such shares are subject to registration rights.

Response: The Company respectfully acknowledges the Staff’s comment and has provided clarifying language to pages 10, 14, 28 and 222 of Amendment No. 1.

Q. What is the amount of net cash per share of AltC common stock that is being contributed to the Post-Closing Company in the Transactions?, page 19

2.	Comment: We note your disclosure includes the estimated net cash per share of AltC common stock under a no redemption scenario and maximum redemption scenarios assuming a waiver and no waiver of the minimum cash condition. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by also including interim redemption levels.

Response: The Company respectfully acknowledges the Staff’s comment and has revised Amendment No. 1 throughout to reflect additional redemption scenarios, including on pages 15-20, 48-52, 112-117 and 147-152 of Amendment No. 1.

Q. How do the Sponsor and the Insiders intend to vote on the proposals?, page 24

3.	Comment: We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: The Company acknowledges the Staff’s comment and respectfully confirms that pursuant to the Sponsor Agreement, the Sponsor and the Insiders agreed to waive their redemption rights without any separate consideration paid in connection with providing such waiver. The Company has incorporated this clarification on pages 23, 56 and 137 of Amendment No. 1.

Summary of the Proxy Statement/Prospectus/Consent Solicitation Statement, page 30

4.	Comment: Revise your disclosure to include the source for your statement that "global demand for reliable, clean energy is growing rapidly, with 63% of Fortune Global companies publicly committing to emissions reductions by 2050 and an expected $2 trillion annual spend on new clean power generation globally by 2030" and provide support for your statement that "Oklo is a leader in the nuclear industry in the development of fuel recycling" or revise to characterize as your belief.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 13-14, 31, 240 and 253 of Amendment No. 1.

Impact of the Business Combination on Our Public Float, page 46

Securities and Exchange Commission November 13, 2023 Page 3

5.	Comment: It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure here to include interim redemption levels and to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: The Company respectfully acknowledges the Staff’s comment and has amended its disclosure on pages 52-53 and 152 of Amendment No. 1.

Interests of Certain AltC Persons in the Business Combination, page 52

6.	Comment: Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: The Company respectfully acknowledges the Staff’s comment and has amended its disclosure on pages 57, 107 and 192-193 of Amendment No. 1.

7.	Comment: Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 57, 107 and 193 of Amendment No. 1.

8.	Comment: Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 57-58, 107 and 193 of Amendment No. 1.

Cautionary Note Regarding Forward-Looking Statements, page 66

9.	Comment: We note your reliance upon the safe harbor provided by the U.S. Private Securities Litigation Reform Act of 1995 for forward-looking statements. However, it is unclear whether this safe harbor is available for forward-looking statements made in connection with a de-SPAC transaction. Therefore, please qualify your assertion with a statement indicating that there is uncertainty as to the availability of the safe harbor in connection with a de-SPAC transaction.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 72 of Amendment No. 1.

Risk Factors

Risks Related to AltC and the Business Combination, page 102

Securities and Exchange Commission November 13, 2023 Page 4

10.	Comment: Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 112 of Amendment No. 1 to discuss risks presented by taking the Company public through a merger rather than an underwritten offering. Further, the Company advises the Staff that Citigroup Global Markets Inc., in its capacity as capital markets advisor to the Company, has conducted due diligence on Oklo and AltC in connection with the business combination in a matter that is substantially consistent with the due diligence it would typically expect to perform in an underwritten offering (it being understood that what is “substantially consistent” may vary from situation to situation). Accordingly, we respectfully believe that no disclosure of risks regarding the absence of due diligence is appropriate. The Company understands that the capital markets advisor does not acknowledge that it is an underwriter or has potential liability under the U.S. securities law as an underwriter.

Regulatory delays could cause us to be unable to consummate the business combination, page 118

11.	Comment: We note your disclosure stating that you do not believe that either you or your sponsor constitute, are controlled by or have substantial ties with, a “foreign person” under CFIUS rules and regulations. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as CFIUS, or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company respectfully acknowledges the Staff's comment and confirms that neither AltC, the Sponsor, or anyone or any entity associated with or otherwise involved in the Transactions is, is controlled by, or has substantial ties with a non-U.S. person. The Company has incorporated a risk factor concerning this disclosure on pages 126-127 of Amendment No. 1.

Background of the Transactions, page 160

12.	Comment: We note that Citigroup Global Markets Inc. performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please describe the services Citigroup provided as your capital markets advisor after the completion of your initial public offering and the associated fees with such engagement. Also, quantify the aggregate fees payable to Citigroup that are contingent on completion of the business combination.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 171 of Amendment No. 1.

Securities and Exchange Commission November 13, 2023 Page 5

13.	Comment: You disclose that representatives of AltC and the sponsor evaluated over a dozen potential targets and in connection with evaluating such opportunities, representatives conducted discussions and commenced due diligence on several potential target opportunities. Please expand your discussion in this section to describe the process utilized to evaluate the other potential targets. Please discuss the information gathered, how and by whom it was evaluated and whether any negotiations occurred. Your disclosure should clearly describe the reasons you did not further consider pursuing any alternative targets.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 166-167 of Amendment No. 1.

14.	Comment: You disclose that the pre-money equity value for Oklo included in the October 24 Proposal was based on “AltC’s preliminary review of Oklo’s forecasted unit economics as compared to publicly available financial information for selected publicly traded companies, including companies in the nuclear energy industry that had recently engaged in go public transactions.” Please revise your disclosure to summarize the financial information for selected publicly traded companies that was reviewed by AltC and describe how this information was applied to determine Oklo’s pre-money equity value of $750 million to $850 million.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 167-168 of Amendment No. 1.

15.	Comment: You state that the October 24 Proposal provided that the consideration to be paid would consist entirely of shares of AltC Class A common stock, included a minimum cash condition and contemplated earnout consideration that would be based on the performance of AltC Class A common stock. Please revise to include additional details to explain how these terms originated and the negotiations surrounding them.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 167-168 of Amendment No. 1.

Information About Oklo, page 252

16.	Comment: We note your disclosure that you do not expect to generate meaningful revenue unless and until you are able to finalize development of and commercialize the Aurora product line, and you may not be able to do so on your anticipated timetable, if at all. We also note that your first powerhouse is targeted for deployment in 2026 or 2027. Please revise your disclosure to describe in more detail your plans for deploying your initial Aurora powerhouse project. Also disclose your plan of operations for the next twelve months including the anticipated timeline and expenditures for these events.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 255-256 of Amendment No. 1.

Securities and Exchange Commission November 13, 2023 Page 6

Executive Compensation
Oklo Executive Officer and Director Compensation
Summary Compensation Table, page 258

17.	Comment: Revise your disclosure to include the summary compensation information for the fiscal year ended December 31, 2021 in addition to the year ended December 31, 2022. Refer to Item 402(n) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 265-266 of Amendment No. 1.

General

18.	Comment: We note that on October 5, 2023, stockholders approved a charter proposal to extend the date by which the Company has to consummate a business combination from October 12, 2023 to July 12, 2024. Please update your disclosure throughout your registration statement accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 2, 25, 40, 43, 56, 64, 108, 109, 110, 159, 162, 173, 191, 192, 226, 227, 238, 285, F-61 and F-71 of Amendment No. 1.

19.	Comment: We note that Citigroup was an underwriter for the initial public offering of the SPAC and has acted as your capital markets advisor in connection with the business combination. Please tell us, with a view to disclosure, whether you have received notice, or any other indication, from Citigroup or any other firm engaged in connection with your initial public offering that it will cease involvement in your transaction and how that may impact your deal or the deferred underwriting compensation owed for the SPAC’s initial public offering.

Response: The Company has received formal notice from each of BofA Securities, Inc., Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC noting that such party is not involved with the business combination and waiving its right to its portion of the deferred underwriting fees. The Company has revised pages 9, 25, 53, 65, 105, 152, 153, 195, 225, 237 and F-72 to include additional disclosure with respect to the reduction of the deferred underwriting fees payable upon consummation of the business combination.

[Remainder of page intentionally left blank.]

767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8961 or by e-mail at matthew.gilroy@weil.com.

Sincerely yours,

/s/ Matthew Gilroy

cc:   Michael Klein, Chairman of the Board, AltC Acquisition Corp.

Sam Altman, Chief Executive Officer, AltC Acquisition Corp.

Jay Taragin, Chief Financial Officer, AltC Acquisition Corp.

Michael J. Aiello, Esq., Weil, Gotshal & Manges LLP

Barbra J. Broudy, Esq., Weil, Gotshal & Manges LLP

David Gammell, Esq., Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP